Mail Stop 4720
Via Facsimile and U.S. Mail

June 2, 2009

Mr. M. E. "Hank" Durschlag
Acting Chief Executive Officer
HealthSport, Inc.
7633 E. 63rd Place, Suite 220
Tulsa, Oklahoma 74133

> **Re:** **HealthSport, Inc.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Form 10-Q for quarterly period ended March 31, 2009**
> **Form 10-K for fiscal year ended December 31, 2007**
> **File No. 0-23100**

Dear Mr. Durschlag:

We have reviewed your March 30, 2009 response to our March 18, 2009 letter and have the following comments. We also referred to your 2008 Form 10-K and first quarter 2009 Form 10-Q solely for the purpose of considering your response to prior comment two and have not otherwise reviewed those filings. In our comments, we ask you to provide us with information to better understand your disclosure. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for Fiscal Year Ended December 31, 2007

Consolidated Financial Statements

Note 2: Acquisitions

InnoZen, Inc. page 34

1.   Please refer to prior comment two. Please tell us why no impairment existed at December 31, 2007, December 31, 2008 or March 31, 2009. Demonstrate in your response how you complied with applicable guidance in SFAS 142 and 144. Describe the methods and assumptions at each date that you used to evaluate the impairment of goodwill, patents and trade secrets and trademarks, particularly the assumptions underlying your projection of future profit contribution from InnoZen products.

* * * *

Please respond to the comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form-type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant